November 19, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Alison White, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No. 6

Dear Ms. White:

Thank you for your telephonic comments on October 2, 2014 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2014. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filings on November 19, 2014.

Comment 1.            General Comment. In future filings, please always submit a cover letter with a 485(a) filing.

Response 1.          We will submit a cover letter with all future 485(a) filings.

Comment 2.            Cover page. In your subsequent filing, please update the prospectus and Statement of Additional Information (“SAI”) covers to show ticker symbols for the new share class. Please also update the Edgar database with said symbols.

Response 2.          We will update the prospectus and SAI covers in our upcoming 485BPOS filings. We will also update the Edgar data based as soon as practicable.

Comment 3.         Facing Sheet. In the section indicating the when the filing will become effective, you have checked the wrong box. Instead of “immediately upon filing,” you should have checked “60 days after filing.”

Response 3.          For all future filings under Rule 485(a), we will be sure to check the correct box that correlates the type of filing being made.

Comment 4.            Prospectus supplement, Fees and Expense, footnote (c). Please consider removing references to Class A, Class B and Class C since this filing relates only to Class R6.

Response 4.          As we discussed on our call, upon the effectiveness of the R6 Shares, all prospectus and SAI disclosure concerning the R6 Shares will be combined into the multi-fund, multi-class statutory prospectus covering all of the funds and classes of Virtus Alternative Solutions Trust. Once combined, any such references would be appropriate in the context of the prospectus covering all of the classes offered by each fund. For purposes of the upcoming 485B filing, however, we will remove the extraneous reference in footnote (c).

Comment 5.            Prospectus supplement, Example table. Please confirm supplementally that the effect of the expense reimbursement arrangements are included for only the first year.

Response 5.          Confirmed.

Comment 6.            Prospectus supplement. In your 485B filing, please also include a notation updating the fund and ticker symbol table on the cover page of the prospectus, as you have in the SAI supplement.

Response 6.          We have included the requested disclosure.

Comment 7.         Part C, as incorporated by reference. For all future filings under Rule 485(a), you must include a full Part C in the filing and not incorporate by reference a previously filed Part C.

Response 7.          For all future filings under Rule 485(a), we will include a full Part C and not incorporate by reference a previously filed Part C. We will include a fully compliant Part C in our upcoming 485(b) filing.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood